UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SUPERIOR WELL SERVICES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86837X 10 5

(CUSIP Number)

David E. Wallace
Chief Executive Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 86837X 10 5			13D/A

1.	Name of Reporting Person: C.H. Snyder, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,632,827(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,632,827(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,632,827(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.4%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Mr. C. H. Snyder, Jr. indirectly owns the 1,632,827 shares through Snyder Associated Companies, Inc., which indirectly owns the 1,632,827 shares through Snyder Industries, Inc., which is a wholly owned subsidiary of Snyder Associated Companies, Inc. Mr. C. H. Snyder, Jr. is a shareholder of Snyder Associated Companies, Inc., serves as its Executive Vice President and is a member of its board of directors. As such, Mr. C. H. Snyder, Jr. may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc.

2

Item 1. Security and Issuer
     No change to this Item.
Item 2. Identity and Background
     No change to this Item.
Item 3. Source and Amount of Funds or Other Consideration
     No change to this Item.
Item 4. Purpose of Transaction
     No change to this Item.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
     (a)      There are currently 19,376,667 shares of Common Stock outstanding. The Filing Party beneficially owns 1,632,827 shares of Common Stock.
     (b)      Pursuant to his position as a shareholder, officer and director of Snyder Associated Companies, Inc., the Filing Party may have the shared power to vote or direct the vote and to dispose or direct the disposition of the 1,632,827 shares of Common Stock beneficially owned by Snyder Associated Companies, Inc. through its wholly owned subsidiary, Snyder Industries, Inc.
     (c)      On September 14, 2005, Snyder Associated Companies, Inc. distributed 384,615 shares of Common Stock to Mr. David E. Snyder and 76,923 shares of Common Stock to Mr. Mark A. Snyder. Each of David E. Snyder and Mark A. Snyder are shareholders, officers and directors of the Snyder Associated Companies, Inc.
     (d)      Other than Snyder Industries, Inc. and Snyder Associated Companies, Inc. and their respective officers and directors, no other person is known by the Filing Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Filing Party.
     (e)      The Filing Party remains a beneficial owner of more than five percent of the Issuer’s Common Stock on the date hereof.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.
     To the best of the Filing Party’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
     (a)      Registration Statement on Form S-1 for Superior Well Services, Inc. (File No. 333-124674) incorporate herein by reference.

3

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 21, 2005
/s/ Thomas W. Stoelk
Thomas W. Stoelk
Attorney-in-Fact